Exhibit (12)

Form of Tax Opinion

                         , 2019

Alcentra Capital Corporation

200 Park Avenue, 7th Floor

New York, New York 10103

Ladies and Gentlemen:

You have requested our opinion as to whether the Reorganization (as defined below) will be treated for U.S. federal income tax purposes as a reorganization qualifying under section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Pursuant to that certain Agreement and Plan of Merger, dated as of August 12, 2019, as amended, executed by (i) Crescent Capital BDC, Inc. (“Acquiring Fund”), a Delaware corporation, (ii) Alcentra Capital Corporation (“Acquired Fund”), a Maryland corporation, (iii) Atlantis Acquisition Sub, Inc., a Maryland corporation and wholly-owned direct subsidiary of the Acquiring Fund (“Acquisition Sub”), and (iv) for certain limited purposes, Crescent Cap Advisors, LLC (formerly CBDC Advisors, LLC) (as amended, the “Plan”), the following transactions (collectively, the “Reorganization”) will occur:

(a)    The Acquisition Sub will merge with and into the Acquired Fund and the separate corporate existence of the Acquisition Sub will cease, with each share of Acquisition Sub being converted into one Acquired Fund Share.

(b)    All shares of common stock of the Acquired Fund issued and outstanding immediately prior to the Reorganization that are owned by the Acquiring Fund or any of its consolidated subsidiaries (including Acquisition Sub) will be cancelled and will cease to exist and no shares of common stock of the Acquiring Fund or any other consideration will be delivered in exchange therefor (such shares, the “Cancelled Shares”).

(c)     Each of the shares of common stock of the Acquired Fund (“Acquired Fund Shares”), except for the Cancelled Shares, will be converted into the right to receive Cash Consideration (as defined in the Plan) and a number of voting shares of common stock of the Acquiring Fund equal to the Exchange Ratio (as defined in the Plan) (“Acquiring Fund Shares”).

(d)    Immediately thereafter, the Acquired Fund will merge with and into the Acquiring Fund, and the separate corporate existence of the Acquired Fund will cease.

(e)     Each holder (together, the “Shareholders”) of Acquired Fund Shares (other than the Cancelled Shares) that were converted into the right to receive the Cash Consideration and shares of Acquiring Fund Shares will be entitled to receive the Cash Consideration and Acquiring Fund Shares, and any cash in lieu of fractional shares of the Acquiring Fund to be issued or paid in consideration therefor.

Unless otherwise defined, capitalized terms used in this opinion have the meanings assigned to them in the Plan.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the Registration Statement (including the Joint Proxy Statement/Prospectus), (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund, (4) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund, and (5) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion. This opinion is based on the assumption that the Reorganization will be consummated in accordance with the Plan, the Registration Statement (including the Joint Proxy Statement/Prospectus) and such other documents, certificates and records. This opinion is based upon the Code, Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.

Based upon and subject to the foregoing, we are of the opinion that, for United States federal income tax purposes, the Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code.

This opinion is expressly only as of the date hereof. Except as set forth above, we express no other opinion.

Very truly yours,

Dechert LLP